MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955



Jardines



03022846

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

16th June 2003

03 JUN 19 AM 7:21

Securities and Exchange Commission
Office of the International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 16th June 2003 in respect of MOIL which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

dlw 6/20

S:\Win\Option\MOIL\Grant\2003-06.doc



Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Issue of Equity
Released	08:55 16 Jun 2003
Number	3504M

MANDARIN ORIENTAL INTERNATIONAL LIMITED

ISSUE OF EQUITY

On 16th June 2003, Mandarin Oriental International Limited has allotted 100,000 new ordinary shares at a price of US$0.3955 per share pursuant to The Mandarin Oriental Employee Share Purchase Trust (1995).

The shares will be registered in the name of the Scheme Trustee, Mandarin Oriental Trustees Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

16th June 2003

www.mandarinoriental.com

END

